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[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]





                            - FOR IMMEDIATE RELEASE -

           ELRON ANNOUNCES THAT TAL RAZ, ELRON'S CFO, WILL BE LEAVING
                          ELRON TO JOIN CELLCOM AS CFO

Tel Aviv, October, 10, 2005 - Elron Electronic Industries Ltd. (NASDAQ & TASE:
ELRN) ("Elron") has announced that Tal Raz, Elron's Vice President & Chief Financial Officer, will be leaving Elron during the fourth quarter of 2005, to join Cellcom Israel Ltd., one of Israel's major cellular phone operators, as its Chief Financial Officer. Mr. Raz has worked in the Elron-Elbit group since 1997.

Doron Birger, Elron's President & Chief Executive Officer said: "We wish Tal Raz a lot of success in his new position at Cellcom. We will continue to reap the benefits of Tal's contribution and achievements during his 9 years with the Elron group."

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials.

For further information, visit http://www.elron.com

       Contact:
       Tal Raz
       Elron Electronic Industries Ltd.
       Tel. 972-3-6075555
       raz@elron.net


Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.




The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com